Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8, pertaining to the 2010 Equity Incentive Plan of GenMark Diagnostics, Inc. and subsidiaries (formerly Osmetech plc and subsidiaries) of our reports dated March 20, 2012, relating to (1) the 2011 and 2010 financial statements of Genmark Diagnostics, Inc., and (2) the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness), appearing in the Annual Report on Form 10-K of Genmark Diagnostics, Inc. for the year ended December 31, 2011.

/s/ Deloitte & Touche LLP
San Diego, CA
June 20, 2012